UBS Securities LLC
299 Park Avenue
New York, New York 10171

January 17, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Re:      American Railcar Industries, Inc.
             Registration Statement No. 333-130284

Ladies and Gentlemen:
In connection with the above referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, we hereby join American Railcar Industries, Inc. in requesting that the effective date for such Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on January 19, 2006, or as soon thereafter as possible.
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, please be advised that between January 4, 2006 and January 17, 2006, as of 12:00 p.m. Eastern Time, the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated January 4, 2006:

NASD Underwriters Dealers Institutions Others Total copies:	None 2,325 None 1,368 4,807 8,500

Very truly yours,

UBS SECURITIES LLC
BEAR, STEARNS & CO. INC.
BB&T CAPITAL MARKETS, A DIVISION OF
      SCOTT & STRINGFELLOW, INC.
CIBC WORLD MARKETS CORP.
MORGAN KEEGAN & COMPANY, INC.

BY: UBS SECURITIES LLC

By:	/s/ J. Stephen Worth
	Name:	J. Stephen Worth
	Title:	Managing Director

By:	/s/ Kenneth J. Kloner
	Name:	Kenneth J. Kloner
	Title:	Executive Director